UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.                                      Call to Ordinary General Shareholders’ Meeting to be held on October 10, 2019 and proposals of the Board of Directors to the Shareholders’ Meeting regarding the items in the Agenda.

Buenos Aires, September 10, 2019

SECURITIES AND EXCHANGE COMMISSION

Dear Sirs,

RE.: Documentation of the Ordinary General Shareholders’ Meeting to be held on October 10, 2019

I am writing to you as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to submit the following documentation of the referred Shareholders’ Meeting summoned for October 10, 2019.

We hereby attach:

a)	The call to Ordinary General Shareholders’ Meeting.

b)	The Board of Directors’ proposals to the Shareholders’ Meeting regarding the items in the Agenda.

Sincerely,

Gabriel P. Blasi

Responsible for Market Relations

FREE TRANSLATION

TELECOM ARGENTINA S.A.

CALL TO ORDINARY GENERAL SHAREHOLDERS’ MEETING

The shareholders are summoned to an Ordinary General Shareholders’ Meeting to be held on October 10, 2019, at 11 a.m. on first call, and at 12 p.m. on second call, at the corporate offices at Ave. Alicia Moreau de Justo N° 50, City of Buenos Aires, in order to consider the following items:

AGENDA

1)                Appointment of two shareholders to sign the Minutes of the Meeting.

2)                Consideration of the total or partial withdrawal of the “Voluntary Reserve for Future Cash Dividends” and/or of the “Voluntary Reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” and to allocate the funds from those withdrawals to the distribution of cash dividends and/or to delegate to the Board of Directors the powers to release, totally or partially, the aforementioned Reserves and to distribute the withdrawn funds as cash dividends, in the amounts and dates to be determined by the Board of Directors.

THE BOARD OF DIRECTORS

Note 1: To be able to attend the Shareholders’ Meeting, the holders of Class B and Class C shares must deposit the book-entry shareholding certificates issued for that purpose by ‘Caja de Valores S.A.’, no later than three business days prior to the date of the Shareholders’ Meeting, at Ave. Alicia Moreau de Justo No. 50, 13th floor, City of Buenos Aires, from 10 a.m. to 12 p.m. and from 3 p.m. to 5 p.m. Within the same term and timetable, the holders of book-entry shares Class A and D must notify their attendance to the Meeting. The deadline is October 4, 2019, at 5 p.m.

Note 2: Within the regulatory term and at the place and time stated in Note 1, hard copies of the documents related to the Shareholders´ Meeting may be obtained, likewise such documents will be available at Telecom Argentina’s website: www.telecom.com.ar.

Note 3: Pursuant to the provisions set forth in section 22 of Chapter II, Title II of the CNV Rules, at the time of registration to take part in the Shareholders’ Meeting and at the time of attending the Shareholders’ Meeting, shareholders must supply all the details of the holders and their representatives. Legal entities and other legal structures must provide the information and deliver the documentation as required by the CNV Rules in sections 24, 25 and 26 of Chapter II, Title II.

Note 4: Those registered to participate in the Shareholders’ Meeting as custodians or administrators of any third party shareholdings are reminded of the need to fulfill the requirements of section 9, Chapter II, Title II of the CNV Rules, to be able to cast a vote in a divergent manner.

Note 5: Shareholders are requested to be present at least 15 minutes prior to the scheduled time of the Shareholders’ Meeting in order to validate their proxies and sign the Attendance Book.

PROPOSALS OF THE BOARD OF DIRECTORS TO THE ORDINARY
GENERAL SHAREHOLDERS’ MEETING.

Proposal for the First Item on the Agenda:

The proposal to the Shareholders’ Meeting is “that the shareholders appoint those persons that will sign the Minutes”.

Proposal for the Second Item on the Agenda:

The proposal of the Board of Directors is the following: “It is proposed that the shareholders, within the framework of the Shareholders’ Meeting, resolve upon the withdrawal and/or delegation of powers to release the Reserves mentioned in the Agenda and their distribution as cash dividends”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 10, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations